

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-53856

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, New Jersey 08226

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Ocean City Home Bank Savings and Investment Plan ("the Plan") as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2009 basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) — Schedule Of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the 2009 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

Friedman LLP

October 5, 2010

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, NJ 08053
856-355-5900

INEDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Plan Administrative and Investment Committee and Participants
Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of the Ocean City Home Bank Savings and Investment Plan as of December 31, 2008 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) — Schedule Of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey
August 14, 2009

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2009	2008
ASSETS		
Investments at fair value		
Mutual funds	$ 3,439,427	$ 2,431,649
Common collective trusts	714,748	710,973
Employer securities	1,074,535	593,926
Loan to participants	300,484	261,780
Net assets available for benefits at fair value	5,529,194	3,998,328
Adjustment from fair value to contract value for fully benefit-responsive investments	(1,427)	39,791
Net assets available for benefits	$ 5,527,767	$ 4,038,119

See notes to financial statements.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS		
Investment income		
Interest and dividends	$	89,251
Net appreciation in fair value of investments		829,000
		918,251
Contributions		
Employer		177,717
Participants		425,264
		602,981
		1,521,232
Deductions		
Benefits paid to participants		30,712
Administrative expenses		872
		31,584
Net increase		1,489,648
Net assets available for benefits		
Beginning of year		4,038,119
End of year	$	5,527,767

See notes to financial statements.

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF THE PLAN

The following description of the Ocean City Home Bank Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General
The Plan is a defined contribution plan covering all eligible full time salaried and hourly employees of Ocean City Home Bank, Inc. (the "Employer"). Prudential Trust Company ("Prudential") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Prudential Trust Company. All eligible employees who have attained age 18 may elect, by means of a pretax salary deferral, to contribute up to the maximum percentage allowable not to exceed the Internal Revenue Code prescribed maximum, which is adjusted by the Secretary of the Treasury to reflect cost-of-living increases. Employer matching contributions are made by the Company equal to 50% of a participant's deferral contributions, and are limited to deferral contributions that do not exceed 8% of a participant's eligible compensation. Overall, the maximum employer matching contribution amounts to 4% of a participant's eligible compensation. The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2009.

The Plan also permits eligible employees who are age fifty or older by the end of the calendar year to make catch-up contributions. Matching contributions do not apply to catch-up contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, if applicable, and Plan earnings. Each participant's account is charged with withdrawals and Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers common collective trust funds, Employer securities and mutual funds as investment options for participants.

1 - DESCRIPTION OF THE PLAN (Continued)

Investments (Continued)
The Pension Protection Act created the Qualified Default Investment Alternative (QDIA). The QDIA provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. During 2009, the Plan implemented the American Funds Balanced Investment as the QDIA.

The Stable Value Fund of Wells Fargo is a common collective trust, reported as a fully benefit responsive contract, which invests primarily in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The average yield earned by the Stable Value Fund was 3.40% and 5.29% during the years ended December 31, 2009 and 2008. The average yield earned by the Stable Investment Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 3.32% and 4.10% during the years ended December 31, 2009 and 2008.

Participant Loans
Participants may borrow from their employee elective deferral accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. Principal and interest is paid ratably through payroll deductions.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's contribution portion of their accounts is based on years of continuous service. A participant vests 20 percent per year and is 100 percent vested after five years of credited service.

Forfeited Accounts
There were $747 of forfeitures used to reduce employer matching contributions for the year ended December 31, 2009. Forfeiture balances at December 31, 2009 and 2008 were $3,914 and $4,921, respectively.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Administrative Expenses and Management Fee
Certain costs and expenses of administering the Plan, such as trustee fees, are paid by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in net appreciation in fair market value of such investments.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive his or her vested value in the form of either a lump-sum or annual installments for a period not to exceed the life expectancy of the participant and designated beneficiary, or a mandatory distribution if the total value of the account is less than $5,000. Valuation of accounts is made as of the last day of the month in which the participant's employment is terminated. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Fully Benefit-Responsive Investment Contracts
As described by generally accepted accounting principles ("GAAP"), common collective trusts relating to fully benefit-responsive investment contracts held by a defined contribution plan are to be reported as fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP, the statements of assets available for benefits represent the fair value of the common collective trusts and adjustment from fair value to contract value. The statement of changes in assets available for benefits is prepared on a contract value basis.

Hardship Withdrawals
The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant. Permissible circumstances for hardship withdrawals include education expenses, costs directly related to the purchase of a principal residence, and costs necessary to prevent eviction from the participants' personal residence and such other circumstances as the Plan Administrator may determine based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after withdrawal.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation
GAAP defines fair value, provides guidance for measuring fair value and requires certain disclosures. It discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs that reflect management's own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds
Shares of mutual funds are valued at quoted market price, which represent the net asset value of shares held by the Plan at year end. Investments in mutual funds are classified as Level 1.

Employer Securities
Shares of Employer securities are valued at quoted market price, which represent the value of shares held by the Plan at year end. Investments in employer securities are classified as Level 1.

Common Collective Trusts
Investments in common collective trusts consist of investments in the Stable Value Fund of Wells Fargo Bank and the fair value of these investments is determined by the Fund's trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end. Investments in common collective trusts are classified as Level 2 investments.

Participant Loans
Participant loans are valued at their outstanding balances, which approximates fair value and are classified as Level 3 investments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events
These financial statements were approved by management and available for issuance on October 5, 2010. Management has evaluated subsequent events through this date.

3 - FAIR VALUE MEASUREMENTS

The following tables summarize investment assets measured at fair value:

	Investments at Fair Value			
December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds	$ 3,439,427	$ -	$ -	$ 3,439,427
Employer securities	1,074,535	-	-	1,074,535
Common collective trusts	-	714,748	-	714,748
Participant loans	-	-	300,484	300,484
	$4,513,962	$ 714,748	$ 300,484	$5,529,194

	Investments at Fair Value			
December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual funds	$ 2,431,649	$ -	$ -	$ 2,431,649
Employer securities	593,926	-	-	593,926
Common collective trusts	-	710,973	-	710,973
Participant loans	-	-	261,780	261,780
	$ 3,025,575	$ 710,973	$ 261,780	$ 3,998,328

The following reconciliation is for Level 3 investments:

	December 31,	
	2009	2008
Balance at January 1	$ 261,780	$ 198,530
New loans issued	143,758	164,848
Defaulted loan amounts	(3,634)	-
Principal repayments	(101,420)	(101,598)
	$ 300,484	$ 261,780

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4 - INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits are presented at fair value as follows:

	December 31,	
	2009	2008
Growth Fund of America R3	$ 509,184	$ 345,038
American Balanced Fund R3	765,462	559,580
Thornburg International Value Fund A	444,587	314,459
Davis NY Venture Fund A	415,312	277,697
Dryden Stock Index Fund Z	317,632	230,623
Fidelity Advisor Equity Income T	365,642	262,990
Ocean Shore Holding Co., Inc. Common Stock	763,970	593,926
Restricted OSHC Common Stock	310,565	-
Stable Value Fund 80	713,321	750,764

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $829,000 during the year ended December 31, 2009, as follows:

Common collective trusts	$ 20,901
Employer securities	122,438
Mutual funds	685,661
	$ 829,000

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5 - RELATED PARTY TRANSACTIONS

Prudential is the trustee as defined by the Plan and therefore, investments in Prudential and its related entities qualify as party-in-interest transactions. The balances of investments sponsored by Prudential were $3,349,427 and $230,623 as of December 31, 2009 and 2008, respectively.

Certain officers and employees of the Employer (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Employer pays for a majority of the plan's administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2009, the Company incurred audit and third party administrative fees of $17,800.

The Plan invests in shares of common stock of their parent company, Ocean Shore Holding Co. At December 31, 2009 and 2008, the Plan had balances in this common stock of $1,074,535 and $593,926, respectively.

6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage back securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

8 - TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated February 29, 1988, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the plan has been amended since receiving the determination letter, the plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan received a letter dated March 31, 2008 stating that the form of the plan identified is acceptable under section 401 of the IRC.

Federal income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

9 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Fund adopted accounting policies regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements on January 1, 2009, which resulted in no impact to the financial statements. In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements". ASU 2010-06 amends FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, to require additional disclosures regarding fair value measurements. Certain disclosures required by ASU No. 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, and other required disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. As of December 31, 2009, management of the Fund does not believe the adoption of this proposed guidance will impact the financial statement amounts; however, additional disclosures may be required.

SUPPLEMENTARY INFORMATION

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

EIN No. 21-0478350 PLAN No. 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date and Rate of Interest		(e)Current Value
*	Prudential Mutual Funds	Dryden Stock Index Fund Z	$	317,632
*	Prudential Mutual Funds	Davis Opportunity A		123,123
*	Prudential Mutual Funds	Goldman Sachs Mid Cap Value A		3,677
*	Prudential Mutual Funds	American Balanced Fund R3		765,462
*	Prudential Mutual Funds	Growth Fund of America R3		509,184
*	Prudential Mutual Funds	Calvert Income Fund A		227,586
*	Prudential Mutual Funds	Cap World Growth & Income R3		132,311
*	Prudential Mutual Funds	Thornburg International Value A		444,587
*	Prudential Mutual Funds	PIMCO Mortgage-Backed Sec Fund A		66,927
*	Prudential Mutual Funds	Blackrock Small/Mid Cap Growth A		38,718
*	Prudential Mutual Funds	Davis NY Venture Fund A		415,312
*	Prudential Mutual Funds	Fidelity Advisor Equity Income		365,642
*	Prudential Mutual Funds	MFS High Yield Opportunities Fund A		29,266
	Restricted OSHC common stock	Restricted OSHC common stock		310,565
	Ocean Shore Holding Co, common stock	Ocean Shore Holding Co, common stock		763,970
	Wells Fargo Bank Minnesota, NA	Stable Value Fund 80		714,748
*	Various participants	Participant loans maturing 2010 to 2014 at interest rates of 4.25% to 9.25%		300,484
			$	5,529,194

* Party-in-interest

See independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011

Ocean City Home Bank
Savings and Investment Plan

By: [signature]
Plan Administrator

Consent of Independent Registered Public Accounting Firm

Bagell, Josephs, Levine & Company, L.L.C.
406 Lippincott Drive, Suite J
Marlton, NJ 08053

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our report dated August 14, 2009, relating to the financial statements and supplemental schedules of Ocean City Home Bank Savings and Investment Plan appearing in this Annual Report on Form 11-K of City Home Bank Savings and Investment Plan for the year ended December 31, 2008.

Bagell, Josephs, Levine & Company LLC

Marlton, New Jersey
June 29, 2011



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our report dated October 5, 2010, relating to the financial statements and supplemental schedules of Ocean City Home Bank Savings and Investment Plan appearing in this Annual Report on Form 11-K of City Home Bank Savings and Investment Plan for the year ended December 31, 2009.

Friedman LLP

Marlton, New Jersey
June 29, 2011